UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2016

AEGERION PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34921	20-2960116
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

One Main Street, Suite 800 Cambridge, MA 02142
(Address of principal executive offices)

(617) 500-7867

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

The additional disclosures in this Current Report on Form 8-K (this “Form 8-K”) supplement the disclosures contained in the definitive joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by QLT Inc. (“QLT”), filed with the SEC on October 6, 2016 and mailed to stockholders of Aegerion Pharmaceuticals, Inc. (“Aegerion”) on or about October 7, 2016 (the “joint proxy statement/prospectus”), and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus. To the extent that information in this Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

The following disclosures supplement the existing disclosures contained under the caption “Risk Factors—Risk Factors Relating to the Novelion Common Shares Following the Merger” beginning on page 25 of the joint proxy statement/prospectus:

•      Under the risk factor entitled “Lawsuits have been filed against Aegerion, QLT, MergerCo and the Aegerion board of directors, and additional lawsuits may be filed against Aegerion, QLT and/or the board of directors of either company challenging the merger, and an adverse judgment in any such lawsuit may prevent the merger from becoming effective or from becoming effective within the expected timeframe”, the second full paragraph on page 28 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On October 3, 2016, a complaint captioned Flanigon v. Aegerion Pharmaceuticals, Inc., et al., C.A. 12794, was filed in the Delaware Court of Chancery (the “Delaware Action”). The Delaware Action was brought by Timothy Flanigon, who purports to be a stockholder of Aegerion, on his own behalf, and also seeks certification as a class action on behalf of all of the Aegerion stockholders. The Delaware Action alleges, among other things, that the Aegerion board of directors breached its fiduciary duties in connection with the proposed transaction by agreeing to an inadequate exchange ratio and engaging in a flawed sales process. The Delaware Action further alleges that QLT and MergerCo aided and abetted the alleged breaches. In addition, the Delaware Action alleges that the September 28, 2016 Amendment No. 2 to the Form S-4 Registration Statement filed in connection with the proposed transaction is materially misleading. The Flanigon complaint seeks, among other things, to enjoin the proposed transaction, to rescind it or award recessionary damages should it be consummated and an award of attorneys’ fees and expenses. Also on October 3, 2016, plaintiff in the Flanigon Action filed motions seeking expedited discovery and a preliminary injunction. On October 18, 2016, the court scheduled a hearing on the motion to expedite for October 21, 2016.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Background of the Merger” beginning on page 43 of the joint proxy statement/prospectus:

•                  The fourth full paragraph on page 43 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

Following Ms. Szela’s appointment as Aegerion’s Chief Executive Officer on January 7, 2016, the Aegerion board of directors and Aegerion management developed a corporate strategy that includes strengthening Aegerion’s pipeline through business development initiatives. As part of implementing this strategy, in January 2016, during the annual J.P. Morgan healthcare conference in San Francisco, California, Ms. Szela and Sandford Smith, Chairman of the Aegerion board of directors and former interim Chief Executive Officer, met with representatives of multiple companies to discuss potential business development opportunities, including Dr. Geoffrey Cox, QLT’s Interim Chief Executive Officer, and the Chief Executive Officer of another biopharmaceutical company (“Company A”). Company A and Aegerion had entered into a mutual confidentiality agreement on January 7, 2016 related to a potential licensing transaction that did not include a standstill provision in favor of either party. During their meeting with Dr. Cox, Ms. Szela and Mr. Smith suggested that representatives of QLT and Aegerion meet in the near-term to discuss their respective companies and a potential strategic transaction.

•                  The fifth full paragraph on page 44 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On February 6, 2016, Messrs. Perry and Htoo held a telephone meeting, together with representatives of Greenhill, regarding a potential strategic transaction between Aegerion and QLT. On that call, the parties discussed structuring, coordination of financial and commercial due diligence, potential governance arrangements, including the composition of QLT’s board of directors and Ms. Szela’s serving as the Chief Executive Officer of QLT, in each case following the proposed transaction, and certain other key terms of a possible transaction.

•                  The first full paragraph on page 46 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On March 11, 2016, the Transaction Committee held a telephone meeting. During the meeting, Ms. Szela provided an update on the proposed possible transaction with QLT, including the anticipated timeline for any such transaction and certain economic terms under negotiation, such as the amount and form of consideration and potential adjustments to the exchange ratio if the Class Action Lawsuit and/or the DOJ/SEC Investigations were settled for amounts in excess of negotiated thresholds prior to closing. The representatives of Ropes & Gray summarized the Aegerion board of directors’ fiduciary duties in considering such alternatives. Representatives of Ropes & Gray also provided an update regarding the status of negotiations with the DOJ and the SEC. Mr. Perry presented, and the Transaction Committee discussed, Aegerion’s business.

•                  The second full paragraph on page 54 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On May 23, 2016, the Chief Executive Officer of Company B and Ms. Szela exchanged e-mails regarding due diligence materials that would be made available for Company B’s review in Aegerion’s electronic data room and Ms. Szela reiterated Aegerion’s request that Company B provide a written proposal detailing the price, governance and other key terms of its proposed transaction, as well as a list of outstanding due diligence items, the timing Company B would require in order to complete the transaction and the level of approval the proposal had received within Company B’s organization. The executives spoke by phone later that day. During the call, the Chief Executive Officer of Company B provided details regarding Company B’s potential proposal, including that the valuation would be in the range of 50 to 100% above Aegerion’s then current stock price and that the form of the consideration would either be all stock or a combination of cash and stock, but emphasized that these terms remained subject to further diligence. Ms. Szela again requested a written proposal from Company B.

•                  The first full paragraph on page 58 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On June 4, 2016, representatives of J.P. Morgan and Company D discussed Company D’s proposal and representatives of Company D communicated that Company D was interested in potentially acquiring Aegerion, or as an alternative, acquiring MYALEPT in the event Aegerion were to be subject to a specific regulatory oversight as a result of the ongoing government investigation of Aegerion. Company D did not propose any financial terms at this time. After the call, the representative of J.P. Morgan provided a summary of his conversation with the chief business officer of Company D to Aegerion management.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Opinion of Aegerion’s Financial Advisor” beginning on page 78 of the joint proxy statement/prospectus:

•                  Under the caption “—Miscellaneous,” the paragraph beginning on page 82 and ending on page 83 of the joint proxy statement/prospectus is replaced in its entirety with the following (with additions in italics and underlined):

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with QLT or received any compensation from QLT. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial and investment banking relationships with Aegerion, for which J.P. Morgan and such affiliates have received approximately $4.5 million in aggregate fees. Such services during such period have included acting as joint bookrunner on Aegerion’s offering of debt securities in August 2014 and as financial advisor in connection with Aegerion’s strategic planning in March 2015. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of each of the outstanding shares of Aegerion common stock and QLT common shares. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Aegerion or QLT for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities. In connection with the issuance of Aegerion’s 2.00% Senior Convertible Notes due 2019, Aegerion entered into certain hedging arrangements with one of J.P. Morgan’s affiliates, in its principal capacity (such affiliate, the “Morgan Counterparty”). The consummation of the proposed merger is expected to result in the unwinding of such hedging arrangements. Pursuant to the agreements entered into by Aegerion with the Morgan Counterparty in connection with the hedging arrangements, the Morgan Counterparty is expected to receive a payment from Aegerion, which will be calculated at the time of consummation of the proposed merger. J.P. Morgan currently estimates that, subject to changes in market conditions or changes to the terms of the proposed merger and assuming a closing date of September 30, 2016 and a per share price of Aegerion common stock of $1.49, which is the closing price of shares of Aegerion common stock on August 3, 2016, upon the consummation of the proposed merger, the Morgan Counterparty will receive a net payment from Aegerion resulting from the unwinding of the hedging arrangements of approximately $0.2 million. This amount is an estimate calculated by J.P. Morgan and the actual net payment under the hedging arrangements will be determined by J.P. Morgan in accordance with the documentation governing the hedging arrangements at the time of consummation of the proposed merger.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Forward-Looking Financial Information” beginning on page 83 of the joint proxy statement/prospectus:

•                  Under the caption “—Certain Financial Projections Used by Aegerion in Connection with the Merger—Financial Projections Related to Aegerion” the first table on page 84 of the joint proxy statement/prospectus is replaced in its entirety as follows:

	Fiscal Year Ending December 31,
	2016	2017	2018	2019	2020	2021	2022
JUXTAPID Revenue	$93.5	$104.9	$131.8	$144.9	$127.3	$105.3	$102.2
MYALEPT Revenue	$49.0	$74.2	$111.3	$147.7	$181.9	$211.7	$233.7
Total Revenue	$142.5	$179.1	$243.1	$292.6	$309.2	$317.0	$335.9

Research & Development	$41.3	$37.3	$30.7	$28.0	$25.1	$24.5	$24.0
Total Operating Expenses	$198.7 (1)	$156.0	$157.6	$163.5	$167.3	$167.1	$167.1

EBIT (2)	$(56.2)	$23.0	$85.4	$129.1	$141.9	$150.0	$168.9

Stock-based Compensation	$19.7	$21.0	$21.7	$22.3	$23.0	$23.7	$24.4
Amortization of Acquired Intangibles	$22.7	$20.2	$21.4	$22.3	$22.3	$22.3	$22.3
Price Difference on Free Goods Expense	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6
Interest Expense Net of Other Income	$28.5	$32.5	$32.5	$20.0	$—	$—	$—
Taxes	$1.1	$1.7	$2.8	$19.2	$28.8	$31.0	$36.5

Net Income	$(128.8)	$(53.0)	$6.5	$44.7	$67.2	$72.4	$85.1

(1)                                 Includes a one time $30.0 million expense related to the proposed settlement with the DOJ and restructuring costs.

(2)                                 Non-GAAP measure: For this purpose, non-GAAP EBIT represents GAAP net (loss) income before interest expense, income tax expenses, stock-based compensation expense, amortization of acquired intangibles and price difference on free goods expense.

•                  Under the caption “—Certain Financial Projections Used by Aegerion in Connection with the Merger—Financial Projections Related to Aegerion” the second table on page 84 of the joint proxy statement/prospectus is replaced in its entirety as follows:

	Fiscal Year Ending December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
JUXTAPID Revenue	$100.9	$99.7	$98.5	$97.4	$24.4	$12.2	$0.0	$0.0	$0.0	$0.0	$0.0
MYALEPT Revenue	$236.8	$240.1	$243.3	$246.7	$123.3	$61.7	$30.8	$30.8	$30.8	$30.8	$30.8
Total Revenue	$337.8	$339.8	$341.9	$344.1	$147.7	$73.8	$30.8	$30.8	$30.8	$30.8	$30.8

Research & Development	$20.3	$15.9	$11.6	$7.6	$1.3	$—	$—	$—	$—	$—	$—
Total Operating Expenses	$167.6	$158.3	$149.2	$140.4	$58.0	$26.5	$11.2	$10.9	$10.9	$10.9	$10.9

EBIT (1)	$170.2	$181.4	$192.6	$203.7	$89.7	$47.3	$19.6	$19.9	$19.9	$19.9	$19.9

Stock-based Compensation	$24.2	$24.1	$24.0	$23.9	$7.7	$3.8	$0.9	$0.9	$0.9	$0.9	$0.9
Amortization of Acquired Intangibles	$22.3	$22.3	$22.3	$22.3	$0.4	$—	$—	$—	$—	$—	$—
Price Difference on Free Goods Expense	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6

(1)                                 Non-GAAP measure: For this purpose, non-GAAP EBIT represents GAAP net (loss) income before interest expense, income tax expenses, stock-based compensation expense, amortization of acquired intangibles and price difference on free goods expense.

•                  Under the caption “—Certain Financial Projections Used by Aegerion in Connection with the Merger—Financial Projections Related to Aegerion” the second full paragraph on page 85 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

Although presented with numerical specificity, the above forward-looking financial information of Aegerion reflects numerous assumptions and estimates as to future events made by Aegerion management. At the time the Aegerion Forecasts were prepared, Aegerion management believed such assumptions and estimates were reasonable. In preparing the Aegerion Forecasts, Aegerion management made assumptions regarding, among other things, sales of JUXTAPID and MYALEPT in the U.S. and internationally, production costs, and working capital adjustments. In addition, the Aegerion Forecasts assumed a settlement with the DOJ and the SEC of approximately $40 million, payable between 2016 and 2021, and utilization of approximately $324.1 million in NOLs, comprised of $173.4 million of NOLs as of December 31, 2015 and projected pre-tax losses of $99.4 million in 2016 and $51.3 million in 2017.

•                  Under the caption “—Certain Financial Projections Used by Aegerion in Connection with the Merger—Financial Projections Related to QLT” the first full paragraph on page 86 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

Although presented with numerical specificity, the Adjusted QLT Forecasts reflect numerous assumptions and estimates as to future events made by Aegerion management. At the time the Adjusted QLT Forecasts were prepared, Aegerion management believed such assumptions and estimates were reasonable. In preparing the Adjusted QLT Forecasts, Aegerion made assumptions regarding, among other things, sales and operating expenses of Retinoid. The Adjusted QLT Forecasts assume utilization of approximately $243.1 million in Canadian NOLs, comprised of $146.6 million in NOLs as of December 31, 2015 and projected pre-tax losses of $11.0 million in 2016, $12.1 million in 2017, $21.3 million in 2018, $24.7 million in 2019 and $27.4 million in 2020. The Adjusted QLT Forecasts did not value QLT’s U.S. NOLs of approximately $35.2 million.

•                  Under the caption “—Certain Financial Projections Used by QLT in Connection with the Merger—QLT Forward-Looking Information” the second full paragraph on page 87 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

QLT does not, as a matter of course, utilize long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, in connection with the process leading to the merger agreement, certain internal financial forecasts for QLT were prepared by QLT management on a standalone, pre-transaction basis, for the fiscal years ending December 31, 2016 through 2030. These projections, which are referred to in this section as the “QLT Forecasts,” are included in this joint proxy statement/prospectus because QLT management provided the QLT Forecasts to the QLT board of directors in connection with its evaluation of the merger and to Greenhill for its use and reliance in connection with its financial analyses and opinion. In addition, the revenue and development expenses figures from the QLT Forecasts were provided by QLT to Aegerion and J.P. Morgan in connection with their review of the proposed merger. The QLT Forecasts assume utilization of approximately $220 million in NOLs, comprised of QLT’s balance of $147 million as of December 31, 2015, and projected pre-tax losses of $73 million in 2016 through 2019.

•                  Under the caption “—Certain Financial Projections Used by QLT in Connection with the Merger—Adjusted Aegerion Forward-Looking Information” the second full paragraph on page 88 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

The following is a summary of the Adjusted Aegerion Forecasts. The Adjusted Aegerion Forecasts were prepared by QLT management with input from Health Advances and were not shared with Aegerion or J.P. Morgan, but were provided to the QLT board of directors in connection with its evaluation of the merger and to Greenhill for its use and reliance in connection with its financial analyses and opinion. The Adjusted Aegerion Forecasts assume utilization of approximately $217 million in NOLs, comprised of Aegerion’s balance of $173 million as of December 31, 2015, and projected total pre-tax losses of $44 million in 2016 and 2017.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Litigation Relating to the Merger” beginning on page 100 of the joint proxy statement/prospectus:

•      The third full paragraph on page 100 of the joint proxy statement/prospectus is replaced in its entirety as follows (with additions in italics and underlined):

On October 3, 2016, a complaint captioned Flanigon v. Aegerion Pharmaceuticals, Inc., et al., C.A. 12794, was filed in the Delaware Court of Chancery (the “Delaware Action”). The Delaware Action was brought by Timothy Flanigon, who purports to be a stockholder of Aegerion, on his own behalf, and also seeks certification as a class action on behalf of all of the Aegerion stockholders. The Delaware Action alleges, among other things, that the Aegerion board of directors breached its fiduciary duties in connection with the proposed transaction by agreeing to an inadequate exchange ratio and engaging in a flawed sales process. The Delaware Action further alleges that QLT and MergerCo aided and abetted the alleged breaches. In addition, the Delaware Action alleges that the September 28, 2016 Amendment No. 2 to the Form S-4 Registration Statement filed in connection with the proposed transaction is materially misleading. The Flanigon complaint seeks, among other things, to enjoin the proposed transaction, to rescind it or award recessionary damages should it be consummated and an award of attorneys’ fees and expenses. Also on October 3, 2016, plaintiff in the Flanigon Action filed a motion seeking expedited discovery and a preliminary injunction. On October 18, 2016, the court scheduled a hearing on the motion to expedite for October 21, 2016.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business combination between QLT and Aegerion. In connection with the proposed transaction, QLT filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction on October 6,

2016. The registration statement was declared effective by the SEC on October 6, 2016. Aegerion and QLT mailed the definitive joint proxy statement/prospectus to their respective stockholders in connection with the proposed merger on or about October 7, 2016. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction. INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www.aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerion’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors—Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEGERION PHARMACEUTICALS, INC.

	By	/s/ Benjamin Harshbarger
Date: October 20, 2016		Benjamin Harshbarger
General Counsel